Mail Stop 3561

May 22, 2007

BY U.S. MAIL and FACSIMILE

Mr. John Paul Erickson
 President and Principal Executive Officer
DIGICURVE, INC.
2764 Lake Sahara Drive, Suite 111
Las Vegas, Nevada 89117

      Re: **DigiCurve, Inc.**
              Item 4.01 Form 8-K
              Filed May 22, 2007
              File No. 0-52507

Dear Mr. Erickson:

      We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments, which require an amendment to your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. The amendment should be filed as soon as possible.

Item 4.01 Changes in Registrant's Certifying Accountants

1.   Please expand the third paragraph to also disclose whether or not there were any "reportable events." The period covered should refer to the two most recent fiscal years and the subsequent interim period through the date of resignation. We refer you to Item 304(a)(1)(iv)(B) of Regulation S-B.

2.   Please file the required Exhibit 16 letter from your former independent registered public accounting firm, Dale Matheson Carr-Hilton LaBonte LLP ("Dale Matheson"), stating whether or not they agree with your revised disclosures to be included in the amended Item 4.01 Form 8-K, to be filed. See Item 304(a)(3) of Regulation S-B. The May 16, 2007 letter from Dale Matheson, currently filed as Exhibit 16, appears instead to be their letter of resignation, rather than the letter required by Item 304(a)(3) of Regulation S-B. As such, please provide Dale Matheson with a copy of your revised disclosures to be included in the amended Item 4.01 Form 8-K, and have them provide you the with an updated Exhibit 16 letter to be filed with the amended 8-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Paul Erickson
DigiCurve, Inc.
May 22, 2007
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<u>Closing</u>

       You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

                                          Sincerely,

                                          Beverly A. Singleton
                                          Staff Accountant